Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 17, 2019 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 4 (the “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, and Supplement No. 3 dated August 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to InPoint Commercial Real Estate Income, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2019, the first business day of the month;
•	to disclose the calculation of our NAV per share as of August 31, 2019;
•	to provide an update on the status of our current public offering; and
•	to update our plan of distribution.

October 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2019, the first business day of the month, (and repurchases as of September 30, 2019) is as follows:

Transaction Price (per share)
Class A	$25.0429
Class T	$25.0724
Class S	$25.0429
Class D	$25.0429
Class I	$25.0733

As of August 31, 2019, we had not sold any Class A, S, or D shares. The October 1, 2019 transaction price for our Class A, S, and D shares is based on our aggregate NAV for all share classes as of August 31, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2019 that would have a material impact on our NAV per share.

August 31, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2019.

Our total NAV presented in the following tables includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of August 31, 2019, we had not sold any Class A, S, or D shares. The following table provides a breakdown of the major components of our total NAV as of August 31, 2019 ($ and shares in thousands):

Components of NAV	August 31, 2019
Commercial mortgage loans	$409,915
Real estate securities	133,003
Cash and cash equivalents and restricted cash	39,405
Receivable for loan repayment	6,953
Other assets	7,714
Repurchase agreements - commercial mortgage loans	(253,830)
Repurchase agreements - real estate securities	(82,377)
Due to related parties	(822)
Distributions payable	(1,642)
Interest payable	(514)
Accrued stockholder servicing fees (1)	-
Other liabilities	(664)
Net asset value	$257,141
Number of outstanding shares	10,268
Aggregate NAV per share	$25.0429

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of August 31, 2019, we have accrued under GAAP $27 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold. As of August 31, 2019, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class T	Class I
Net asset value	$519	$53
Number of outstanding shares	21	2
NAV per share as of August 31, 2019	$25.0724	$25.0733

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On September 3, 2019, we issued and sold 74,720 shares of our common stock (consisting of 36,227 Class A shares, 22,561 Class T shares, 8,961 Class D shares, and 6,971 Class I shares) in our public offering, resulting in gross proceeds of $1,950,296. As of the date hereof, we have issued and sold a total of 97,520 shares of our common stock (consisting of 36,227 Class A shares, 43,250 Class T shares, 8,961 Class D shares, and 9,082 Class I shares) in our public offering, resulting in gross proceeds of $2,540,296. We intend to continue selling shares in our public offering on a monthly basis.

Update to Plan of Distribution

The second and third paragraphs of the “Plan of Distribution—Underwriting Compensation—Upfront Selling Commissions and Dealer Manager Fees” section of the Prospectus are hereby deleted and replaced in their entirety with the following:

Investors who purchase $150,000 or more in Class A, Class T or Class S shares from the same broker-dealer, whether in a single purchase or as the result of multiple purchases, may be eligible, depending on the policies of their participating broker-dealer, for volume discounts on the upfront selling commissions. The Dealer Manager and any participating broker-dealers that offer volume discounts to their clients and their registered representatives will be responsible for implementing the volume discounts. The net offering proceeds we receive will not be affected by any reduction of upfront selling commissions. Certain participating broker-dealers may elect not to offer volume discounts to their clients.

The following table illustrates the various discount levels that may be offered for Class A, Class T and Class S shares purchased in the primary offering:

Your Investment	Upfront Selling Commissions as a % of Transaction Price of Class A Share	Upfront Selling Commissions as a % of Transaction Price of Class S Share	Upfront Selling Commissions as a % of Transaction Price of Class T Share
Up to $149,999.99	6.00%	3.50%	3.00%
$150,000 to $499,999.99	5.00%	3.00%	2.50%
$500,000 to $999,999.99	4.00%	2.50%	2.00%
$1,000,000 and up	3.00%	2.00%	1.50%